Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 001-33517
The following are excerpts from a transcript of an all-hands meeting for NetApp, Inc. employees held on May 21, 2009. The excerpts contain only those portions of the transcript relating to discussions of the proposed acquisition of Data Domain by NetApp, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of May 20, 2009.

TOM:	Welcome. So what’s new? [general laughter] So obviously yesterday was a pretty exciting day on a whole bunch of fronts. It was also a culmination of a couple of weeks of really, really intense effort by Due Diligence teams, especially Finance and Legal and I think all and all we’re all pretty excited about it. So it’s kind of a rough day for the analysts. They had a lot to digest, including a little bit of humble pie. I think, you know, one of the things that happened is there seemed to be a lot of upward sentiment in the final week of the quarter but as soon as the quarter ended the sentiment became really, really negative on NetApp. And virtually every single analyst actually downgraded the stock in a significant way. We had analysts that lowered the estimates for this quarter by $50 million. So first of all, imagine their surprise and actually put up a number that not only beat the revenue number by tens of millions of dollars but actually beat the consensus earnings per share by seven cents. So pretty solid quarter all the way around. [Applause] And then on top of that we introduced this deal, which I think in a tribute to both sides and all of the third parties involved, nobody saw coming. I don’t think there’s anybody in this room, unless those specifically involved, I don’t think there’s anybody outside of the two companies that were really predicting this. And I think the response to it is pretty exciting. So we’re going to talk some more about that today and we’ll get into a little bit more detail as to why we did it and you’ll get some more information about that particular transaction. …

… at this point I’d like to bring up our Chairman and CEO, Dan Warmenhoven, to talk about them. Dan? [Applause]

DAN:	…

All right, so let’s talk about what we announced yesterday and our intent to acquire Data Domain. And this is no joke. This is really serious. This is the biggest transaction in the history of the company. I think it repositions us strategically. You know, some of the analysts kind of figured out gee, this puts us in a whole different space in the enterprise. Let me tell you what I think is the biggest component of this from a strategy viewpoint. You know, you may think that Data Domain was a competitor and we do in fact collide periodically but from my perspective that was really a very small piece of the engagements. Data Domain focused on non-NetApp accounts. You know why? Because in the accounts that were heavily embracing NetApp’s architecture, we already solved a lot of the disk-to-disk backup problems, we’d already helped the customer reduce the utilization of tape. And so they saw their biggest opportunities as being in non-NetApp environments or in the side of an account where the customer had decided he wasn’t going to use NetApp. And that is a totally complimentary kind of a situation for us in the field. We’ve got the opportunity to I think help them or take their product line into probably at least 1500 of the Storage 5000 accounts that don’t currently use Data Domain and at the same time we’ve got the opportunity to use their product line to go crack a lot of new accounts that we’ve struggled to get into. And the combination of those two is truly exciting for me. And I’ve known Data Domain and the CEO of the organization. Anybody here know anybody at Data Domain? [general laughter] [Chuckles] Yeah, well I do too. Greg Collins sent me a little note. For background, Greg, for those of you who don’t know him, was one of our sales reps early on at NetApp and he went off to Decru. We acquired him at Decru. And he left Decru, sent me a little note this morning, “I love you, man.” [Laughter] Wrote him a note back, “Where you going next, Greg?” [general laughter] “Save us a lot of time on market research, you know?” [general laughter] The point of this discussion is that in fact the whole strategy that Data Domain has been pursuing is to be in a different space almost identical to NetApp. As their CEO told me, “Why should you reinvent the game plan? Why don’t you just follow the one that worked?” And so their strategy largely has been to do essentially what NetApp did almost a decade ago. And a lot of the people over there are former NetApp employees and we’d love to have them back. I’ve been particularly impressed by not just the technology they built, which is tremendous — I mean, the inline deduplication, variable window. I mean, I can’t even describe it adequately. But that’s not kind of the essence of what they’ve done. That’s the core that enabled them to build a great product line that is really an appliance architecture just like NetApp. Slips in easily, easy to deploy, easy to operate. And then they have surrounded that with really a terrific team. They have very high grades for customer satisfaction. I mean, it’s just an outstanding organization from top to bottom. Over the last few years I’ve had the opportunity to get acquainted with the CEO and I must say I’m very, very impressed, mostly ‘cause he’s Dutch. No, I’m kidding, I’m kidding. He is Dutch. You’ll see in a second. But ladies and gentlemen, please give a very warm welcome to Mr. Frank Slootman, CEO of Data Domain. Welcome aboard, Frank. [Applause]

FRANK:	Hi, how are you. [Applause] Thank you. Now I know what Obama feels like. [general laughter] So good morning, everybody, and good afternoon and good evening in all the other places in the world. You must be as surprised as I am to be staring at each other this morning. We usually stare each other down in the field in a few places but it’s really a great thrill. I’ve been with Data Domain really from the beginning, about six years now, before we had any customers, before we saw our first dollar in revenue, so sort of seen the movie from the beginning. And Dan is right. We really patterned ourselves after NetApp. I didn’t come from the world of storage. I was an enterprise software guy and our head of Sales, Dave Snyder, he had worked for me before. So we came to storage and we’re like, we had never been this close to the hardware. You know, we knew that software ran on hardware but that’s pretty much where it stopped, right? So we’re looking around and like who knows how to do this? We had 20 people in the company and most of them were engineers. I think Dave and I were the only people who weren’t building product at the time. And we really started to tune in on NetApp. You probably remember Vroom(?) Metta(?), many of you that, the early NetAppers, and he introduced many concepts that we ended up adopting. But then when we started to go to market we also wanted to learn, you know, a lot of different things from you that had worked for you and also sort of side-step things that hadn’t worked for you. For example, one of the things that we didn’t do was an OEM deal with Dell, right? [general laughter] So it really helps, you know, when you get to follow a really good role model. And, you know, Dan and I sort of saw each other over the years at various functions and I sought him out because I figured, you know, if I can learn from NetApp, I can certainly learn from Dan as well. In the beginning he thought we were a really cute, cuddly little company but then, you know, we became an ugly little teenager that started to talk back, you know. [general laughter] Really tough. And at one point Dan said to me, “You know what, Frank? You’ve really got to stop hiring my people.” I said, “Dan, you’ve got to take this as a compliment. I really like your people.” So we do have a lot of NetApp people in the company and, you know, we’re certainly a melee of all kind of industry veterans, also from EMC. We have to, you know, reprogram them of course when they come into the company. I always refer to our EMC employees as ex-smokers, you know. They hate EMC more than people that never worked there, you know. [general laughter] So it’s really a great group and, you know, they’re sort of, they’re out there to win and that’s really what it’s all about.

So if we have enough time, I just want to deliver one super important message which sort of sums up what this transaction is all about. I mean, the hard thing about storage is that storage has become a trench war. You know, you remember all the World War I, you know, pictures. You know, people are in the industry(?) to the left and the industry(?) to the right. You know, we beat the crap out of each other but we’re really not making any progress. And then the metaphor applies to the sense that market shares are not really moving all that much. You know, all the big vendors are sitting on their market shares and they can’t break out of it because of this trench warfare thing and we don’t have enough product to really get into somebody else’s trench and chase them out of there. So what Data Domain really represents is an asset and that’s really what I came to realize in thinking really, really hard about whatever(?) we wanted to do this, is, you know, we’re not just another growth engine, you know, something else to sell for the NetApp sales force, although I think there’s an enormous amount of revenue acceleration that can be achieved with that, you know, literally overnight. But the real important thing, as Dan said, I mean, we, two out of three deals that we do are not contested by NetApp. They’re in accounts with EMC and we really go after the soft underbelly of EMC. We get our footprint there. I mean, that’s really why EMC is as worked up about Data Domain, because we’re capable of beating them in their own home. I love going to Boston because, you know, I can beat them right there in their own backyard. It really hurts, right? So that’s the game. So what Data Domain really represents is a vehicle to get footprint in the other guy’s trench. We have nothing else to sell than the products that we already have but you do, right? So the opportunity is really to get that beachhead, get that footprint, and then grow and chase them out of the trench and really basically retrench the lines and grow market share that way. And that’s how we’re going to get growth. That represents a lot of value and that’s worth getting up for in the morning and that’s really why I’m here today. So thanks for being with you just for a few minutes this morning and I’m really looking forward to getting together after the close. [Applause]

DAN:	Thank you, Frank, thanks.

…
[END OF RECORDING]
Forward-Looking Statements
This document contains forward-looking statements, which involve a number of risks and uncertainties. NetApp, Inc. (“NetApp”) and Data Domain, Inc. (“Data Domain”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results, NetApp’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Data Domain’s stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in NetApp’s and Data Domain’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. NetApp and Data Domain disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It
NetApp plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Data Domain plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NetApp, Data Domain, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Participants in the Acquisition of Data Domain
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Data Domain stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement, which was filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in Data Domain’s Annual Report on Form 10-K/A for fiscal year ended December 31, 2008, which was filed with the SEC on April 30, 2009. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.

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